NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

September 6, 2024

Doris Stacey Gama

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Life Sciences, Inc.
Post-Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed August 19, 2024
File No. 024-12430

Dear Ms. Gama:

This is in response to the letter of comment of the Staff dated September 5, 2024, relating to the Post-Qualification Amendment No 1. to the captioned Offering Statement on Form 1-A of CBD Life Sciences, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.	We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range of $0.0001-0.0005 on the cover page, of $0.0001-0.0009 on page 17, and that you may issue the remaining shares for non-cash consideration. Please revise your disclosure to clearly include either a fixed price or a consistent bona fide price range. Please note that pursuant to Rule 253(b)(1), if you include a price range, the securities must be offered for cash.

In response to such comment, a fixed price has been included throughout the disclosure.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: CBD Life Sciences, Inc.